# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cryo-Cell International, Inc., CIK 0000862692
CUSIP: 228895108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 700 Brooker Creek Blvd., Suite 1800, Oldsmar, Florida (FL), 34677
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001867496
Persons authorized to receive notices and communications: ERIC SHAHINIAN, CAMAC PARTNERS, LLC, 1601-1 N. MAIN STEET #3159, SMB#92283, JACKSONVILLE, Florida (FL), 32206, 914-629-8496

## Reporting persons
- Camac Partners, LLC (CIK 0001867496): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 430,900; sole dispositive power 0; shared dispositive power 430,900; aggregate amount beneficially owned 430,900 (5.3% of the class)
- Camac Capital, LLC (CIK 0001867498): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 430,900; sole dispositive power 0; shared dispositive power 430,900; aggregate amount beneficially owned 430,900 (5.3% of the class)
- Camac Fund, LP (CIK 0001516478): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 430,900; sole dispositive power 0; shared dispositive power 430,900; aggregate amount beneficially owned 430,900 (5.3% of the class)
- Eric Shahinian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 430,900; sole dispositive power 0; shared dispositive power 430,900; aggregate amount beneficially owned 430,900 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Cryo-Cell International, Inc.
Address of issuer's principal executive offices: 700 Brooker Creek Blvd., Suite 1800, Oldsmar, Florida (FL), 34677

## Item 2. Identity and Background
Name of person filing:
(a) This Schedule 13D is filed by:

(i) Camac Partners, LLC, a Delaware limited liability company ("Camac Partners")

(ii) Camac Capital, LLC, a Delaware limited liability company ("Camac Capital")

(iii) Camac Fund, LP, a Delaware partnership ("Camac Fund"); and

(iv) Eric Shahinian, an individual, residing in FL ("Eric Shahinian"), who serves as the manager of Camac Capital, LLC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". Each of the Reporting Persons, is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 1601-1 N. Main Street #3159, SMB#92283, Jacksonville, FL 32206.
Present principal occupation or employment: The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund. The principal occupation of Eric Shahinian is serving as the manager of Camac Capital, the general partner of Camac Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Camac Partners, Camac Capital, and Camac Fund are organized under the laws of Delaware. Eric Shahinian is a United States Citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of 430,900 Shares beneficially owned by Camac Fund is approximately $1,354,672 including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in communications and discussions with management and the Board of Directors of the Issuer (the "Board"), other stockholders of the Issuer and third parties concerning, among other things, Board composition and corporate governance, levels of expenditures, monetization of all of the company's assets, and return of capital to shareholders.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 8,055,150 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported outstanding as of the Issuer's Quarterly Report on Form 10-K, filed with the Securities and Exchange Commission for the period ended November 30, 2026.

As of the close of business on the date hereof, Camac Fund beneficially owned 430,900 shares of Common Stock.

Percentage: Approximately 5.3%
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of their respective positions with Camac Fund, each of Camac Partners, Camac Capital, and Eric Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund.
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Exhibit 99.1 Joint Filing Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement.

## Signatures
- Camac Partners, LLC: /s/ Eric Shahinian, Eric Shahinian/Managing Member of the GP (03/25/2026)
- Camac Capital, LLC: /s/ Eric Shahinian, Eric Shahinian/Managing Member (03/25/2026)
- Camac Capital, LLC: /s/ Eric Shahinian, Eric Shahinian (03/25/2026)
- Camac Fund, LP: /s/ Eric Shahinian/general partner, Eric Shahinian/Managing Member of the GP (03/25/2026)
- Eric Shahinian: /s/ Eric Shahinian, Eric Shahinian (03/25/2026)